

GAMCO
INVESTORS

191 Mason Street
Greenwich, CT 06830
t 203.629.2780
f 203.661.1416

August 15, 2022

Mr. Frank J. Krejci
President & CEO
Strattec Security Corp
3333 West Good Hope Rd
Milwaukee, WI 53209

Dear Frank,

I've been tracking hundreds of companies for years - reading 10k's, 10Q's, annual reports, understanding industry dynamics.

It's clear to me that the Board is remiss in not having Patrick Hansen continue to be actively involved at Strattec.

This would benefit all of the shareholders of the company, in particular, my clients.

I will be recommending that Pat be included on the Board of Directors in the upcoming proxy.

I was just made aware of the data on your company following your earnings release including the possible retirement of Pat.

Common sense has to prevail.



Best Regards

Sincerely,

Mario J. Gabelli

MJG:tg



GAMCO
INVESTORS

191 Mason Street
Greenwich, CT 06830
t 203.629.2780
f 203.661.1416

August 15, 2022

Mr. Harold M. Stratton II
Chairman of the Board
Strattec Security Corp
3333 West Good Hope Rd
Milwaukee, WI 53209

Dear Harold,

I've been tracking hundreds of companies for years – reading 10k's, 10Q's, annual reports, understanding industry dynamics.

It's clear to me that the Board is remiss in not having Patrick Hansen continue to be actively involved at Strattec.

This would benefit all of the shareholders of the company, in particular, my clients.

I will be recommending that Pat be included on the Board of Directors in the upcoming proxy.

I was just made aware of the data on your company following your earnings release including the possible retirement of Pat.

Common sense has to prevail.



Thanks for your focus!

Sincerely,

Mario

Mario J. Gabelli

MJG:tg